EXHIBIT 99.A(7)

March 30, 1998

                             TO THE SHAREHOLDERS
                                     OF
                         INTELLIGENT CONTROLS, INC.

                              IMPORTANT NOTICE

Dear Shareholder:

      The Annual Shareholders Meeting of Intelligent Controls, Inc., a Maine corporation, will be held at the Sheraton Tara Hotel at 363 Maine Mall Road, South Portland, Maine at 5:00pm on Thursday, April 30, 1998.

      I am pleased to announce that Intelligent Controls has reached an agreement with Ampersand Ventures whereby Ampersand will make a $5 Million investment in our company. As a result of this investment, the Board of Directors has authorized the company to conduct a tender offer for up to 475,000 shares of its common stock at a price of $3.25 per share. Details concerning the investment and the tender offer are explained in the enclosed documents. I ask that you please review all the materials carefully before making your decisions and casting your vote as a shareholder.

      As part of this agreement, Roger E. Brooks has joined INCON full time as a consultant and will become President & CEO as well as a director of the company at the closing of the Ampersand investment. I welcome the opportunity to work with Roger, an experienced CEO, and I plan to remain actively involved with the company as Chairman and Vice President of Product Development.

      We urge you to read carefully the enclosed materials and thank you for your prompt attention to this matter.

Sincerely,

INTELLIGENT CONTROLS, INC.

/s/ Alan Lukas

Alan Lukas,
President & CEO